UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless announces results of Annual Stockholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 26, 2014--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) today announced the results from its annual general and special meeting of shareholders (the “Meeting”) held on May 22, 2014.

All of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Company’s Management Information Circular dated April 16, 2014 were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Jason W. Cohenour	7,254,813	98.89	81,630	1.11
Gregory D. Aasen	7,245,136	98.76	91,308	1.24
Robin A. Abrams	6,486,568	88.42	849,875	11.58
Paul G. Cataford	6,430,883	87.66	905,559	12.34
Charles E. Levine	7,250,440	98.83	86,002	1.17
Thomas Sieber	7,252,658	98.86	83,785	1.14
Kent P. Thexton	7,198,756	98.12	137,687	1.88

The other items of business at the Meeting were to (i) approve the Amended and Restated 1997 Stock Option Plan; (ii) approve the Amended and Restated By-Law No. 1; and (iii) reappoint KPMG LLP, Chartered Accountants, as auditors of the Company.

By resolution passed by ballot vote, the shareholders approved the Amended and Restated 1997 Stock Option Plan and the Amended and Restated By-Law No. 1, as follows:

Item of Business	Votes in Favour		Votes Against
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Re-approval of Amended and Restated Stock Option Plan	5,245,027	71.50%	2,091,003	28.50%
Approve Amended and Restated By-Law No.1	4,257,911	58.04%	3,078,084	41.96%

By resolution passed by a show of hands, KPMG LLP, Chartered Accountants, was reappointed auditor of the Company for the ensuing year. Proxies received as of the close of business on May 20, 2014 with respect to the reappointment of KPMG LLP, Chartered Accountants, were voted as follows: 21,066,008 common shares (representing 98.53% of the common shares voted), voted for, and 313,308 common shares (representing 1.47% of the common shares voted), withheld.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information about Sierra Wireless, visit www.sierrawireless.com.

"AirPrime", "AirLink", and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

CONTACT:
Sierra Wireless, Inc.
Media Contact:
Sharlene Myers, +1-604-232-1445
Manager, Global Public Relations
smyers@sierrawireless.com
or
Investor Contact:
David Climie, +1-604-231-1137
Senior Director, Investor Relations
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 27, 2014